                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   AMENDMENT
                                     NO. 3


                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          NEW JERSEY STEEL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          CO-STEEL MERGER CORPORATION
                          CO-STEEL USA HOLDINGS, INC.
                                 CO-STEEL INC.
                                   (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    64614410
                         (CUSIP NUMBER OF COMMON STOCK)

                               LEW C. HUTCHINSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 CO-STEEL INC.
                                  SCOTIA PLAZA
                               40 KING STREET W.
                                  P.O. BOX 130
                                TORONTO, ONTARIO
                                 CANADA M5H 3Y2
                                 (416) 366-4500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                             ON BEHALF OF BIDDERS)
                            ------------------------

                                    Copy to:

                             C. KENNETH SHANK, ESQ.
                           WILENTZ, GOLDMAN & SPITZER
                           A PROFESSIONAL CORPORATION
                           90 WOODBRIDGE CENTER DRIVE
                                  P.O. BOX 10
                       WOODBRIDGE, NEW JERSEY 07095-6117
                                 (732) 636-8000

    This Amendment No. 3 (this "Amendment") is to the Tender Offer Statement on
Schedule 14D-1 (as heretofore amended, the "Statement") that relates to the offer by Co-Steel Merger Corporation, a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Co-Steel Inc., a Canadian corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of New Jersey Steel Corporation, a Delaware corporation (the "Company"), at a purchase price of $23.00 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal each dated November 28, 1997 (which, as amended from time to time, together constitute the "Offer"). The Statement was filed with the Securities and Exchange Commission on November 28, 1997.


    The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used in this Amendment but not defined herein have the meanings ascribed to them in the Offer and the Statement.


             ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY



    The Offer to Purchase expired as scheduled at 5:00 P.M., New York City time, on January 8, 1998, and the Purchaser accepted for payment all validly tendered Shares. A total of 5,855,362 Shares, constituting approximately 98.9% of the outstanding Shares, were purchased pursuant to the Offer to Purchase. On January 20, 1998, Purchaser was merged into its Company in accordance with the short-form merger provisions of the Delaware General Corporation Law (the "Merger"), and all Shares that were not acquired pursuant to the Offer to Purchase were thereby converted into the right to receive $23.00 cash per Share. As a result of the Merger, the Company became an indirect wholly-owned subsidiary of Parent.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 21, 1998         CO-STEEL MERGER CORPORATION

                                By:  /s/ EDWARD G. REILLY
                                     -----------------------------------------
                                     Name: Edward G. Reilly
                                     Title: VICE-PRESIDENT AND CHIEF
                                     FINANCIAL OFFICER

                                CO-STEEL USA HOLDINGS, INC.

                                By:  /s/ EDWARD G. REILLY
                                     -----------------------------------------
                                     Name: Edward G. Reilly
                                     Title: TREASURER

                                CO-STEEL INC.

                                By:  /s/ EDWARD G. REILLY
                                     -----------------------------------------
                                     Name: Edward G. Reilly
                                     Title: TREASURER

                                 EXHIBIT INDEX

(a)(1)*    Offer to Purchase
(a)(2)*    Letter of Transmittal
(a)(3)*    Notice of Guaranteed Delivery
(a)(4)*    Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees
(a)(5)*    Letter to Clients for use by Brokers, Dealers, Banks, Trust companies and Other
           Nominees
(a)(6)*    Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9
(a)(7)*    Text of Press Release dated November 21, 1997, issued by Parent
(a)(8)*    Text of Press Release dated December 24, 1997, issued by Parent
(a)(9)*    Text of Press Release dated January 9, 1998, issued by Parent
(b)        None
(c)(1)*    Tender Offer Agreement and Agreement and Plan of Merger dated as of November 21,
           1997, among the Purchaser, Parent and the Company
(c)(2)*    Shareholder Agreement dated as of November 21, 1997 between the Parent and Von Roll
           Holding AG
(d)        None
(e)        Not applicable
(f)        None

------------------------

*   Previously filed

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